Exhibit 12
HEALTHCARE REALTY TRUST INCORPORATED
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)
(Unaudited)

	Year Ended					Three Months Ended
	2003	2004	2005	2006	2007	March 31, 2008
Earnings
Income from continuing operations	$36,546	$29,084	$19,893	$15,976	$16,677	$5,653

Add: Fixed charges	34,898	45,915	50,551	55,584	55,389	13,190
Less: Capitalized interest	(724)	(1,782)	(1,412)	(1,292)	(4,022)	(1,658)

Total Earnings	$70,720	$73,217	$69,032	$70,268	$68,044	$17,185

Fixed Charges
Interest expense	$33,701	$43,239	$47,984	$52,954	$50,378	$11,286
Estimated interest in rental expense (1)	473	894	1,155	1,338	989	246
Capitalized interest	724	1,782	1,412	1,292	4,022	1,658

Total Fixed Charges	$34,898	$45,915	$50,551	$55,584	$55,389	$13,190

Ratio of Earnings to Fixed Charges	2.03	1.59	1.37	1.26	1.23	1.30

(1) Assumes that approximately one-third of rent expense is representative of the interest factor.